MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2018

November 8, 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech® Inc. as at and for the three and nine months ended September 30, 2018 and 2017, and and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2017. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of pelareorep, an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic and our expectations as to the success of our research and development, clinical and manufacturing programs in 2018 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
Pelareorep Development Update For 2018

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company. We have focused our research and development efforts on the development of pelareorep, an intravenously delivered immuno-oncolytic virus (IOV) with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.
Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply, and our intellectual property.

Clinical Trial Program

Our clinical development plan, based on drug combinations that can potentially boost each response of the mechanism of action, has two main objectives. The primary objective is to obtain regulatory approval for pelareorep as quickly as possible and is based on the compelling metastatic breast cancer survival data that was presented at the 2017 American Association for Cancer Research (AACR) Annual Meeting, in Washington, D.C. The second objective is to expand pelareorep into commercially valuable new treatment areas that include immunotherapy and immunomodulatory (IMiD) agents in collaboration with pharmaceutical partners.

Third Quarter 2018 Developments

Master Clinical Supply Agreement with F. Hoffmann-La Roche Ltd (Roche)

In September 2018, we entered into a five-year Master Clinical Supply Agreement with Roche, where Roche will supply its anti-PD-L1 checkpoint inhibitor, atezolizumab (Tecentriq®), for use in our clinical development program.

Metastatic Breast Cancer - Registration Study

In 2017, we reported a statistically significant increase of 7 months (10.4 months to 17.4 months) in median overall survival from an open-label, randomized phase 2 metastatic breast cancer (mBC) study of intravenously-administered pelareorep given in combination with the chemotherapy agent paclitaxel. Pelareorep was awarded fast track designation by the United States Food and Drug Administration (FDA) for the treatment of mBC. We announced a productive End-of-Phase 2 meeting with the FDA for pelareorep in combination with paclitaxel, for the treatment of hormone receptor positive, HER2 receptor negative (HR+/HER2-) metastatic breast cancer (mBC) patients. The purpose of the meeting was to discuss the preclinical and clinical programs, including the design of the phase 3 registration study to support a future Biologics License Application (BLA) submission in the U.S. We also received a supportive Final Advice Letter from the European Medicines Agency (EMA) suggesting that a phase 3 study may be acceptable to form the basis of a Marketing Authorization Application (MAA) in Europe for the proposed use of pelareorep in combination with paclitaxel for the treatment of HR+/HER2- mBC. As a result of our statistically significant phase 2 data supported by a fast track designation, productive End-of-Phase 2 meeting with the FDA and supportive Final Advice Letter from the EMA, our objective is to advance pelareorep in combination with paclitaxel, into a phase 3 registration study for the treatment of HR+/HER2- mBC.

As part of the preparations for initiation of our phase 3 registration study, we announced a collaboration with SOLTI, an academic research group dedicated to clinical and translational research in breast cancer. This clinical collaboration is a window of opportunity study in the neoadjuvant setting for breast cancer using pelareorep in combination with Roche's Tecentriq®. Data generated from this study is intended to confirm that the virus is acting as a novel immunotherapy and to provide comprehensive biomarker data by breast cancer sub-type to support our phase 3 study in metastatic breast cancer. The goal of this study is to supplement the existing randomized phase 2 results by providing key data points to enhance our chance of success in the phase 3 registration study. The results of this study may also provide an opportunity to add a checkpoint inhibitor arm to the phase 3 study.

Other immunotherapy combinations

In support of the adaptive immunity component of pelareorep's mechanism of action, we further expanded our immunotherapy combinations. In September 2018, we announced a checkpoint inhibitor study, which uses pelareorep in combination with Bristol-Myers Squibb's anti-PD1 checkpoint inhibitor Opdivo®. This is an investigator sponsored study facilitated by Emory University and the University of Utah and will evaluate the safety in relapsed or refractory myeloma patients and measure the development of a pro-inflammatory phenotype in the tumor microenvironment. Once the safety of the initial combination is demonstrated, Celgene Corporation's immunodulatory drug Pomalyst® may be added to the treatment regimen.

Post Third Quarter 2018 Development

In October 2018, we announced final clinical trial results for pelareorep in the treatment of patients with KRAS mutant metastatic colorectal cancer. The following poster was presented:

Title	Presenter	Location	Description/Conclusion
Dose finding and safety study of Reovirus (Reo) with irinotecan/fluorouracil/leucovorin/bevacizumab (FOLFIRI/B) in patients with KRAS mutant metastatic colorectal cancer (mCRC): Final Results	Dr. Sanjay Goel, M.D., Department of Medical Oncology, Montefiore Medical Centre.	European Society for Medical Oncology (ESMO) 2018 Congress, Munich, Germany
Highlights in the poster include:
–
Of the six patients receiving the recommended phase 2 dose (RPTD), three had a partial response (50%) and the median progression free survival (PFS) and overall survival (OS) were 65.6 weeks and 107.5 weeks, respectively, exceeding expectations when compared to historical data
–
Reovirus administration is marked by activation of cytotoxic T-cells and rapid maturation of dendritic cells
–
Reovirus is safe and well tolerated in combination with FOLFIRI and Bevacizumab

Manufacturing and Process Development

During the third quarter of 2018, we supplied our clinical development program with previously filled product from our existing supply of pelareorep, labeled for the applicable usage and in line with extended stability data. As well, we continued our activities to develop clinical and commercial production capabilities to fill pelareorep into vials, the next step in the process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval.

Intellectual Property

At the end of the third quarter of 2018, we had been issued over 397 patents including 49 US and 21 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

Common Stock Purchase Agreement
On September 27, 2018, we entered into a Common Stock Purchase Agreement (the "Agreement") with Lincoln Park Capital Fund, LLC ("LPC"). Subject to the terms and conditions of the Agreement and at our sole discretion, we may sell up to US$26.0 million worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on prevailing market prices of our common shares immediately preceding the notice of sale without any fixed discount. Subject to the Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities. We can terminate the Agreement at any time at our sole discretion without any monetary cost or penalty.

Upon signing of the Agreement, LPC purchased 248,762 common shares for gross proceeds of US$1.0 million. We issued an initial commitment fee of 110,754 common shares to LPC valued at fair value of US$455,000. An additional 110,754 common shares will be issued on a pro rata basis under the terms of the Agreement as an additional commitment fee. We issued 4,260 additional commitment fee common shares valued at fair value of US$17,501. The initial commitment fee and additional commitment fee common shares were recorded as share issue costs in addition to cash share issue costs of $151,139.

Options
During the third quarter of 2018, we received cash proceeds of $87,777 with respect to the exercise of 30,119 options by former employees.

Post Third Quarter 2018 Development
On October 24, 2018, we entered into an "at-the-Market" ("ATM") equity offering sales agreement with Canaccord Genuity Inc. The ATM allows us, at our sole discretion, to issue common shares, at prevailing market price, with an aggregate offering value of up to US$30.0 million over the next 19 months through the facilities of the NASDAQ in the United States.

Financial Impact

We estimated at the beginning of the second quarter of 2018 that our cash requirements to fund our operations for the year will be between $14 - $16 million. We now expect our cash requirements for 2018 to be between $15 - $16 million depending on our ultimate clinical program. Our cash usage for the nine month period ending September 30, 2018 was $7,526,109 for operating activities and $120,156 for the acquisition of property and equipment. Our net loss for the period was $12,217,979.

Cash Resources

We exited the third quarter of 2018 with cash and cash equivalents totaling $16,214,347 (see “Liquidity and Capital Resources”).

Pelareorep Development for the Remainder of 2018

Our planned 2018 development activity for pelareorep focuses on our clinical development plan along with our manufacturing and intellectual property programs. For the remainder of 2018, our clinical objective is to incorporate our immuno-oncology combination strategy that includes checkpoint inhibitors, targeted therapies and other anti-cancer agents as we finalize our registration strategy and clinical protocol in preparation for a phase 3 clinical study in mBC. We expect to commence clinical trial site selection and initiation activities and first patient enrollment in our combination studies with Tecentriq®, Keytruda® and Opdivo®. Our expectation is that these combination studies will assist us in refining our phase 3 protocol for mBC and may also support further development around the innate and adaptive immunity components of the mechanism of action.

Our 2018 manufacturing program includes preparation for continued production of 100-litre cGMP batches along with the related analytical testing and product filling, as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. These actions also contribute to progression through our process validation master plan. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

Third Quarter Results of Operations
(for the three months ended September 30, 2018 and 2017)

Net loss for the three month period ended September 30, 2018 was $3,335,866 compared to $3,004,406 for the three month period ended September 30, 2017.

Research and Development Expenses (“R&D”)

	2018 $	2017 $
Clinical trial expenses	465,634	604,503
Manufacturing and related process development expenses	352,506	367,513
Intellectual property expenses	224,030	246,373
Research collaboration expenses	40,888	35,564
Other R&D expenses	563,401	544,851
Foreign exchange loss (gain)	174,986	(128,835)
Share based payments	107,960	56,757
Research and development expenses	1,929,405	1,726,726

Clinical Trial Expenses

	2018 $	2017 $
Clinical trial expenses	465,634	604,503

Our clinical trial expenses for the third quarter of 2018 were $465,634 compared to $604,503 for the third quarter of 2017. In the third quarter of 2018, our clinical activities mainly related to closing out certain fully enrolled clinical trials and the migration and conversion of our safety data. We also incurred expenses related to updating our supporting regulatory documents and regulatory consulting activities connected to our combination studies. In the third quarter of 2017, our clinical trial program focused mainly on the preparation and development of our breast cancer registration study. These activities included costs to complete our supporting regulatory documents, regulatory filing fees, attending an End of Phase 2 meeting with the FDA and key opinion leader activities.

Manufacturing & Related Process Development Expenses (“M&P”)

	2018 $	2017 $
Product manufacturing expenses	193,159	179,521
Process development expenses	159,347	187,992
Manufacturing and related process development expenses	352,506	367,513

Our M&P expenses for the third quarter of 2018 were $352,506 compared to $367,513 for the third quarter of 2017. During the third quarter of 2018, our product manufacturing costs included shipping and storage costs of our bulk and vialed product along with relabeling activities in line with extended stability data. During the third quarter of 2017, our product manufacturing costs mainly related to shipping and storage costs of our bulk and vialed product along with lot release testing.

Our process development expenses for the third quarter of 2018 focused on analytical development and transfer and stability studies and in the third quarter of 2017 focused on stability studies.

Intellectual Property Expenses

	2018 $	2017 $
Intellectual property expenses	224,030	246,373

Our intellectual property expenses for the third quarter of 2018 were $224,030 compared to $246,373 for the third quarter of 2017. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the third quarter of 2018, we had been issued over 397 patents including 49 US and 21 Canadian patents, as well as issuances in other jurisdictions.

Research Collaboration Expenses

	2018 $	2017 $
Research collaboration expenses	40,888	35,564

Our research collaboration expenses were $40,888 for the third quarter of 2018 compared to $35,564 for the third quarter of 2017. Our research collaborations during the third quarters of 2018 and 2017 included biomarker studies and studies investigating the interaction of the immune system and pelareorep.

Other Research and Development Expenses

	2018 $	2017 $
R&D salaries and benefits	520,492	482,855
Other R&D expenses	42,909	61,996
Other research and development expenses	563,401	544,851

Our other research and development expenses were $563,401 for the third quarter of 2018 compared to $544,851 for the third quarter of 2017. The change in our R&D salaries and benefits was mainly due to additions of U.S. headcount as we expand our U.S. operations. The change in our Other R&D expenses was due to a decrease in meeting attendance and related travel expenses.

Foreign Exchange Loss (Gain)

	2018 $	2017 $
Foreign exchange loss (gain)	174,986	(128,835)

Our foreign exchange loss was $174,986 for the third quarter of 2018 compared to a gain of $128,835 for the third quarter of 2017.
The change in foreign exchange loss (gain) was mainly due to unrealized translation losses or gains on U.S. dollar denominated cash balances.

Share Based Payments

	2018 $	2017 $
Share based payments	107,960	56,757

Non-cash share based payment expenses for the third quarter of 2018 were $107,960 compared to $56,757 for the third quarter of 2017. We incurred share based payment expenses associated with the granting of options to officers, employees and consultants associated with our research and development activities and the vesting of previously granted options and share awards.

Operating Expenses

	2018 $	2017 $
Public company related expenses	477,994	546,754
Office expenses	834,923	650,572
Depreciation of property and equipment	26,698	20,591
Share based payments	128,647	91,690
Operating expenses	1,468,262	1,309,607

Our operating expenses for the third quarter of 2018 were $1,468,262 compared to $1,309,607 for the third quarter of 2017. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. Our public company related expenses were $477,994 for the third quarter of 2018 compared to $546,754 for the third quarter of 2017. The change in our public company related expenses in the third quarter of 2018 was due to a decrease in expenses related to business development activities offset by an increase in insurance premiums as a result of the Nasdaq listing.

Office expenses include compensation costs (excluding share based payments), office rent and other office related costs. During the third quarter of 2018, our office expenses were $834,923 compared to $650,572 for the third quarter of 2017. The change was mainly due to an increase in office expenses related to the relocation of our U.S. office and an increase in headcount as we invest in the expansion of our U.S. operations in support of our clinical development program.

Non-cash share based payment expenses in the third quarter of 2018 were $128,647 compared to $91,690 in the third quarter of 2017. We incurred share based payment expenses associated with the granting of options to officers and employees and the vesting of previously granted options and share awards.

Results of Operations
(for the nine month period ending September 30, 2018 and 2017)

Net loss for the nine month period ending September 30, 2018 was $12,217,979 compared to $10,871,267 for the nine month period ending September 30, 2017.

Research and Development Expenses (“R&D”)

	2018 $	2017 $
Clinical trial expenses	2,311,934	2,016,034
Manufacturing and related process development expenses	1,211,275	1,242,545
Intellectual property expenditures	814,257	742,458
Research collaboration expenses	268,616	178,516
Other R&D expenses	1,974,677	2,727,092
Foreign exchange gain	(109,515)	(176,035)
Share based payments	438,469	182,860
Research and development expenses	6,909,713	6,913,470

Clinical Trial Expenses

	2018 $	2017 $
Clinical trial expenses	2,311,934	2,016,034

Our clinical trial expenses were $2,311,934 for the nine month period ending September 30, 2018 compared to $2,016,034 for the nine month period ending September 30, 2017. Our clinical trial activities related primarily to the preparation and development of our breast cancer registration study. During the nine month period ending September 30, 2018, these costs included phase 3 development activities and activities related to obtaining the Special Protocol Assessment from the FDA. We also incurred expenses related to updating our supporting regulatory documents and regulatory consulting activities connected to our combination studies. In the nine month period ending September 30, 2017 included costs to complete our supporting regulatory documents, regulatory filing fees, planning for and attending an End of Phase 2 meeting with the FDA and key opinion leader activities.

We still expect our clinical trial expenses to increase in 2018 compared to 2017. For the remainder of 2018, we expect to commence clinical trial site selection and initiation activities and first patient enrollment in our combination studies with Tecentriq®, Keytruda® and Opdivo® as we refine our registration strategy and clinical protocol in preparation for a phase 3 clinical study in mBC.

Manufacturing & Related Process Development (“M&P”)

	2018 $	2017 $
Product manufacturing expenses	830,471	828,350
Process development expenses	380,804	414,195
Manufacturing and related process development expenses	1,211,275	1,242,545

Our M&P expenses for the nine month period ending September 30, 2018 were $1,211,275 compared to $1,242,545 for the nine month period ending September 30, 2017. During the nine month period ending September 30, 2018, our product manufacturing costs included shipping and storage costs of our bulk and vialed product along with startup costs for a product fill required to support our clinical development plan. We were able to partly offset these costs by entering into a contract with a new storage depot with lower fees. We also incurred costs related to relabeling activities in line with extended stability data. During the nine month period ending September 30, 2017, our product manufacturing activities mainly related to shipping and storage costs of our bulk and vialed product.

Our process development expenses for the nine month period ending September 30, 2018 were $380,804 compared to $414,195 for the nine month period ending September 30, 2017. During the nine month period ending September 30, 2018, our process development activities focused on analytic development and stability studies. During the nine month period ending September 30, 2017, our activities focused on stability studies.

We still expect our M&P expenses for 2018 to increase compared to 2017. In 2018, we expect to label and store sufficient product as we commence enrollment in our clinical development program and produce sufficient supply to support our registration efforts in breast cancer. We also expect to continue to perform stability testing and analytical development related to our process validation master plan.

Intellectual Property Expenses

	2018 $	2017 $
Intellectual property expenses	814,257	742,458

Our intellectual property expenses for the nine month period ending September 30, 2018 were $814,257 compared to $742,458 for the nine month period ending September 30, 2017. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the nine month period ending September 30, 2018, we had been issued over 397 patents including 49 U.S. and 21 Canadian patents, as well as issuances in other jurisdictions.

We still expect that our intellectual property expenses will remain consistent in 2018 compared to 2017.

Research Collaborations

	2018 $	2017 $
Research collaborations	268,616	178,516

Our research collaboration expenses for the nine month period ending September 30, 2018 were $268,616 compared to $178,516 for the nine month period ending September 30, 2017. During the nine month periods ending September 30, 2018 and 2017, our research collaborations included biomarker studies and studies investigating the interaction of the immune system and pelareorep.

We still expect that our research collaborations in 2018 will increase compared to 2017. We expect to complete our ongoing collaborative program carried over from 2017 and will continue to be selective in the types of new collaborations we enter into in 2018.

Other Research and Development Expenses

	2018 $	2017 $
R&D salaries and benefits	1,821,362	2,542,104
Other R&D expenses	153,315	184,988
Other research and development expenses	1,974,677	2,727,092

Our Other Research and Development expenses for the nine month period ending September 30, 2018 were $1,974,677 compared to $2,727,092 for the nine month period ending September 30, 2017. The change in our R&D salaries and benefits was mainly due to severance payments to certain officers of the Company who were terminated during the second quarter of 2017. The change in our Other R&D expenses was due to a decrease in meeting attendance and related travel expenses.

We now expect our Other R&D expenses to be lower in 2018 compared to 2017.

Foreign Exchange Gain

	2018 $	2017 $
Foreign exchange gain	(109,515)	(176,035)

Our foreign exchange gain for the nine month period ending September 30, 2018 was $109,515 compared to $176,035 for the nine month period ending September 30, 2017. The change in foreign exchange gain was mainly due to unrealized translation gains on U.S. dollar denominated cash balances.

Share Based Payments

	2018 $	2017 $
Share based payments	438,469	182,860

During the nine month period ending September 30, 2018, our non-cash share based payment expenses were $438,469 compared to $182,860 for the nine month period ending September 30, 2017. We incurred share based payment expenses associated with the granting of options and share awards to officers, employees and consultants associated with our research and development activities and the vesting of previously granted options and share awards. In the second quarter of 2018, we also recognized a recovery of share based payment expenses due to the departure of the Chief Medical Officer and the forfeiture of unvested share awards and options. We granted 212,855 options and share awards in the nine month period ending September 30, 2018 compared to 6,840 options and share awards in the nine month period ending September 30, 2017.

Operating Expenses

	2018 $	2017 $
Public company related expenses	2,043,724	2,001,689
Office expenses	2,263,863	1,727,262
Amortization of property and equipment	67,682	70,315
Share based payments	494,348	255,184
Operating expenses	4,869,617	4,054,450

Our operating expenses for the nine month period ending September 30, 2018 were $4,869,617 compared to $4,054,450 for the nine month period ending September 30, 2017. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the nine month period ending September 30, 2018, our public company related expenses were $2,043,724 compared to $2,001,689 for the nine month period ending September 30, 2017. The change was due to an increase in expenses related to the Nasdaq listing, an increase in legal fees and costs related to the special meeting of shareholders held in February 2018 and an increase in travel expenses, partly offset by a decrease in professional fees.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the nine month period ending September 30, 2018, we incurred office expenses of $2,263,863 compared to $1,727,262 during the nine month period ending September 30, 2017. The change was mainly due to an investment in our business development department and an increase in office expenses related to the opening and relocation of our U.S. office.

During the nine month period ending September 30, 2018, our non-cash share based payment expenses were $494,348 compared to $255,184 for the nine month period ending September 30, 2017. We incurred share based payment expenses associated with the granting of stock options to officers and employees and the vesting of previously granted options and share awards. We granted 123,503 options and share awards in the nine month period ending September 30, 2018 compared to 52,117 options and share awards in the nine month period ending September 30, 2017.

We still expect our operating expenses in 2018 to increase compared to 2017.

Commitments

As at September 30, 2018, we are committed to payments totaling approximately $5,850,832 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years. We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases totaling $1,025,595 for 2018 to 2021. In the third quarter of 2018, we entered into a new multi-year lease agreement which provided for lease incentives of $77,911 to be recognized over the lease term. We also recorded an onerous lease provision related to the old lease of $67,588 as a result of this lease agreement. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

	2018			2017				2016
	Sept	June	Mar	Dec	Sept	June	Mar	Dec
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	3,336	4,211	4,671	4,746	3,004	4,349	3,518	5,210
Basic and diluted loss per common share(2)	$0.20	$0.27	$0.31	$0.32	$0.20	$0.32	$0.28	$0.41
Total assets(3)	18,150	20,693	14,127	18,150	14,848	17,579	10,623	14,758
Total cash(1), (3)	16,214	18,741	7,745	11,836	14,034	16,676	10,102	14,123
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)
The calculation of basic and diluted loss per common share for all periods has been adjusted retrospectively for the Share Consolidation. Included in net loss and loss per common share between September 2018 and October 2016 are quarterly share based payment expenses of $236,607, $157,092, $539,118, $140,659, $148,447, $155,708, $133,889, and $106,443, respectively.

(3)
We issued 590,500 pre-consolidation common shares (approximately 62,157 post-consolidation common shares) for net cash proceeds of $0.5 million and 1,926,330 post-consolidation common shares for net cash proceeds of $11.5 million in 2018 (2017 - 20,547,500 pre-consolidation common shares (approximately 2,162,894 post-consolidation common shares) for net cash proceeds of $12.8 million).

(4)	We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources

2018 Financing Activities

Share Consolidation
On May 22, 2018, we completed a consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share (the "Share Consolidation"). Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio. Outstanding warrants were adjusted such that, following the Share Consolidation, 9.5 pre-consolidation warrants entitle the holder to purchase one post-consolidation common share until June 1, 2022.

Listing on the Nasdaq Capital Market
On June 1, 2018, we announced that our common shares were approved for listing and commenced trading on the Nasdaq Capital Market.

Public offering
On June 5, 2018, we closed a public offering whereby we sold 1,532,278 post-consolidation common shares at a purchase price of US$5.83 per share for gross proceeds of US$8,933,181. We incurred share issue costs of $1,418,356.

Common Stock Purchase Agreement
On September 27, 2018, we entered into a Common Stock Purchase Agreement (the "Agreement") with Lincoln Park Capital Fund, LLC ("LPC") to sell up to US$26.0 million of common stock. Upon signing of the Agreement, LPC purchased 248,762 common shares for gross proceeds of US$1.0 million. We issued an initial commitment fee of 110,754 common shares to LPC valued at fair value of US$455,000. An additional 110,754 common shares will be issued on a pro rata basis under the terms of the Agreement as an additional commitment fee. We issued 4,260 additional commitment fee common shares valued at fair value of US$17,501. The initial commitment fee and additional commitment fee common shares were recorded as share issue costs in addition to cash share issue costs of $151,139.

Canadian "At-the-Market" equity distribution agreement
In the first quarter of 2018, we sold 519,500 pre-consolidation common shares (approximately 54,684 post-consolidation common shares) for net proceeds of $520,315.

Options
During the nine month period ending September 30, 2018, we received cash proceeds of $111,687 with respect to the exercise of 37,592 post-consolidation options (approximately 357,130 pre-consolidation options) by former employees.

Warrants
During the nine month period ending September 30, 2018, we received cash proceeds of $1,417 with respect to the exercise of 1,500 warrants.

2017 Financing Activities

Canadian "At-the-Market" equity distribution agreement
During the nine month period ending September 30, 2017, we sold 2,167,500 pre-consolidation common shares (approximately 228,157 post-consolidation common shares) for gross proceeds of $1,479,065. We incurred share issue costs of $186,367.

Public offering
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold at a purchase price of $0.70 per unit for gross proceeds of $11,511,500. Each unit included one pre-consolidation common share (0.106 post-consolidation common share) and one common share purchase warrant. Following the Share Consolidation, 9.5 common share purchase warrants entitle the holder to purchase one common share in the capital of the Company until June 1, 2022, at an exercise price of approximately $9.025. The post-consolidation common share purchase warrants will be subject to acceleration if the volume weighted average price of the Company's common shares equals or exceeds $23.75 for 15 consecutive trading dates. We incurred share issue costs of $1,145,402.

Options
During the nine month period ending September 30, 2017, we received cash proceeds of $343,440 with respect to the exercise of 801,000 pre-consolidation options (approximately 84,315 post-consolidation options) by former employees.

Liquidity

As at September 30, 2018, we had cash and cash equivalents and working capital positions as follows:

	September 30, 2018 $	December 31, 2017 $
Cash and cash equivalents	16,214,347	11,836,119
Working capital position	14,477,829	12,587,340

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On May 4, 2018, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to 150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until May 25, 2020.

Our Base Shelf allowed us to enter into our Common Stock Purchase Agreement in the third quarter of 2018 (see Note 5 of our interim consolidated financial statements) and our ATM equity offering sales agreement in October 2018 (see Note 15 of our interim financial statements). We will use these equity arrangements to assist us in achieving our capital objective. Each arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We anticipate that the expected cash usage from our operations in 2018 will be between $15 - $16 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations to the end of 2018. Factors that will affect our anticipated cash usage in 2018, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2018.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, other receivables and accounts payable. As at September 30, 2018, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and contract receivable in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and contract receivable.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from operating and financing activities. As well, we are exposed to currency risk related to our regional licensing agreement. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2018 by approximately $54,035. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2018 by approximately $21,923. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2018 by approximately $8,978.
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.
Balances in foreign currencies at September 30, 2018 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	11,123,553	23,827	24,246
Accounts payable	(430,913)	(46,510)	—
	10,692,640	(22,683)	24,246
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10 of our interim consolidated financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 17,059,123 common shares outstanding at November 8, 2018. If all of our options, restricted share units and performance share units (1,093,407) and common share purchase warrants (1,730,894) were exercised or were to vest, we would have 19,883,424 common shares outstanding.

Our 2017 annual report on Form 20-F is available on www.sedar.com.

Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended September 30, 2018 that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.